EXHIBIT 99.3

                                                                       ANNEX II

                         Corporate Policy and Procedure

                                       on

                                 Insider Trading

                       Banco Itau Holding Financeira S.A.

TABLE OF CONTENTS

1. GENERAL PRINCIPLES

1.1  Scope                                                                   3
1.2  Management of the policy                                                3
1.3  Compliance Committee                                                    3
1.4  Approval or change of the policy                                        3

2. PERSONS RESTRICTED FROM TRADING

2.1 Index of persons restricted from trading                                 4

3. RESTRICTIONS ON TRADING

3.1 Restrictions on trading before and after the disclosure of material
    non-public information                                                   5
3.2 Blackout periods                                                         5
3.3 Other restricted periods                                                 5
3.4 Restrictions on trading before and after the disclosure of financial
    statements                                                               6
3.5 Restrictions on the acquisition of securities for treasury               6
3.6 Authorized trading                                                       6

4. RIGHTS AND DUTIES OF PERSONS RESTRICTED FROM TRADING

4.1 Pre-approved trading plans                                               7
4.2 Duties of persons restricted from trading                                7

5. DISCLOSURE OF INFORMATION RELATING TO THE TRADING ACTIVITIES FROM MEMBERS OF THE BOARD OF DIRECTORS

5.1 Purpose                                                                  8

6. DISCLOSURE OF INFORMATION RELATING TO THE ACQUISITION AND DIVESTITURE OF INTERESTS AND TRADING ACTIVITIES FROM CONTROLLING ENTITIES
   AND SHAREHOLDERS

6.1 Purpose                                                                  8

7. COMPLIANCE WITH THE POLICY

7.1 Form of compliance and designated compliance department                  9

8. VIOLATION OF THE POLICY

8.1 Sanctions                                                               10
8.2 Reporting the violation                                                 11

1. General Principles

Scope               1.1.      The POLICY establishes the regulations and
                              procedures to be acknowledged by Banco Itau
                              Holding Financeira S.A. (the "Company") and persons related to the Company, in order to enable them to trade securities issued by the Company and to disclose the information under sections 5 and 6 below, in accordance with CVM's Instruction no.
                              358 from January 3, 2002, in order to conduct trading activities in a transparent way, without giving any privileges to certain persons to the detriment of others.

Management          1.2.      The Investor Relations Officer performs the
of the policy                 management of the POLICY.

Compliance          1.3.      The Compliance Committee (the "Committee") duties
Committee                     consist of:

                              a)        advising the Investor Relations Officer;

                              b) updating the POLICY's frequently and propose useful changes;

                              c)        deliberating about any unclear
                                        interpretation of the POLICY;

                              d) determining the necessary steps for the disclosure and dissemination of the POLICY;

                              e) controlling the means of compliance with the POLICY;

                              f) inquiring and determining violations to the POLICY;

                              g)        analyzing questions from public
                                        authorities and preparing responses;

                              h) proposing the solution to any omissions or exceptions to the POLICY.

                              1.3.1 In addition to the Investor Relations Officer, the Committee shall be comprised by two members of the Board of Directors, to be nominated by the Board itself and by the officers responsible for the Areas of Economic Control and Legal Consulting (Diretoria Juridica Contratual, Societaria e de Negocios) of Banco Itau S.A., and the Committee shall meet upon the call of the Investor Relations Officer.

Approval or change  1.4.      The POLICY may not be approved or changed during
of the policy                 periods where there is material non-public
                              information available.

2. Persons Restricted from Trading

Index of persons    2.1.      The persons listed below are restricted from
restricted from               trading from the moment trading acknowledge
trading                       possession of material non-public information:

                              a)        direct or indirect controlling
                                        shareholders, Executive Officers,
                                        members of the Board of Directors,
                                        members of the audit committee or any
                                        other committee or department having
                                        consulting or technical functions,
                                        created by law or any person that
                                        because of the job, function or position occupied has access to the material information;

                              b) executive officers or members of the Board of Directors that leave the Company before the disclosure of material non-public information that occurred during the term of their office, for a six-month period from the time they leave or until the disclosure of the information, whatever occurs first;

                              c) any person or entity that maintains a commercial, professional or a fiduciary duty relationship with the Company, such as independent accountants, securities analysts, consultants and entities that take part in the dissemination of information; and

                              d)        spouses or domestic partners,
                                        descendents or any other dependent
                                        included in the tax return of any person named in item "a" and "b" of this section.

                              2.1.1.    Persons restricted from trading also
                                        include:

                                        a) fund managers and investment funds,
                                        partnerships or other types of
                                        institution, where the persons
                                        restricted from trading are the only
                                        "quota-holder" or shareholder or they
                                        are capable of influencing the
                                        negotiations;

                                        b) any corporation or legal entity that
                                        is directly or indirectly controlled by
                                        the persons restricted from trading;

                                        c) any persons that had access or that
                                        obtained material non-public information from any of the persons restricted from trading.

                                        2.1.1.1.  The individuals that are
                                                  considered persons restricted
                                                  from trading under item 2.1.1
                                                  "a" and "b" should inform the
                                                  department in charge of
                                                  corporate matters of their
                                                  interests in such entities.

3. Restrictions on Trading

Restrictions on     3.1.      The Company and the persons restricted from
trading before and            trading (section 2.1) may not trade in the
after the disclosure          Company's securities, or any other financial
of material non-              instrument linked to the Company's securities,
public information            from the date of they acknowledge possession of
                              material non-public information until the first day after the disclosure of material information to the public.

                              3.1.1.    The Investor Relations Officer may
                                        extend the one-day period mentioned in
                                        section 3.1., when trading may damage
                                        the Company or the Company's
                                        shareholders.

Blackout periods    3.2.      The Investor Relations Officer may, independently
                              from the existence of material non-public information, set blackout periods where persons restricted from trading may not trade on the securities of the Company or any other financial instrument linked to the Company's securities. The persons restricted from trading must maintain confidentiality relating to the disclosure of such periods.

                              3.2.1.    The Investor Relations Officer may
                                        include in the blackout period, any
                                        trading relating to pre-approved trading plans.

Other restricted    3.3.      The following actions are also restricted:
periods

                              3.3.1.    direct or indirect controlling
                                        shareholders, Executive Officers,
                                        members of the Board of Directors,
                                        members of any committee created by law
                                        shall not:

                                        a)        buy the Company's securities
                                                  or any other financial
                                                  instrument linked to the
                                                  Company's securities, on the
                                                  same day that the Company, its
                                                  controlled companies or
                                                  companies part of the same
                                                  group sell securities in
                                                  treasury or there has been the
                                                  issuance of a stock option
                                                  plan or there has been an
                                                  order to execute such
                                                  transaction;

                                        b)        sell the same securities
                                                  during the day the Company,
                                                  its controlled companies or
                                                  companies part of the same
                                                  group buy securities for
                                                  treasury or there has been an
                                                  order to execute such
                                                  transaction;

                                        c)        trade, before the expiration
                                                  of 180 (one hundred and
                                                  eighty) days from the purchase
                                                  or sale of the security in the
                                                  stock market or the
                                                  over-the-counter market;

                                        c.1) upon the request of an interested
                                        person, and after
                                        the opinion of the Committee, the
                                        Investor Relations Officer may reduce
                                        the term in item "c" above,
                                        notwithstanding the provisions of
                                        sections 3.4.1. and 3.4.2.

                                        3.3.2.    to the persons restricted from
                                                  trading, whenever there is the
                                                  intention to incorporate,
                                                  totally or partially divest,
                                                  merge, transform or reorganize
                                                  the Company.

Restrictions on
trading before
and after the      3.4. The restrictions from trading also apply:
disclosure of
financial statements
                              3.4.1. for a period of 15 (fifteen) days before disclosure of the Company's quarterly results under the Brazilian corporate law method (ITR) and annual results under the Brazilian corporate law method (DFP and IAN) until the day following the disclosure, or the day following the announcement to the shareholders as set forth in Annex A;

                              3.4.2. during the period between the time that a decision is taken by the administration of the Company to increase the capital, distribute dividends, bonus in shares or its derivatives or approve a split-up and the release of the announcement to the public.

Restrictions on
the acquisitions   3.5. The Company may not acquire  securities for treasury
of securities for       during the periods set forth in section 3.1. and 3.4.
treasury

                              3.5.1.    The Board of Directors may not
                                        deliberate on the purchase or sale of
                                        the Company's stock, in case any
                                        agreement relating to the change of the
                                        Company's control has been entered into, or if there has been an order to do so, as well as if there is an intention to incorporate, totally or partially divest, merge, transform or reorganize the Company, while the transaction is still not public.

Authorized trading 3.6. The restrictions on trading do not apply:

                              3.6.1. to the purchase of treasury shares, through private transactions, due to the exercise of a stock option issued in accordance with a stock option plan approved by a shareholders' meeting;

                              3.6.2. to the exercise of a preferred right of subscription, relating to securities previously purchased;

                              3.6.3. to private transactions among people restricted from trading (section 2.1), which are not effected in the stock market or over-the-counter market.

4. Rights and Duties of Persons Restricted from Trading

Pre-approved        4.1.      The persons  restricted  from  trading may
trading plans                 indicate  that they are part of a pre-approved
                              trading plan, notwithstanding the restrictions of section 3.4.1, and as the case may be, the restrictions of section 3.2.1. These persons will strictly follow their pre-approved plans.

                              4.1.1. The pre-approved plan will be valid for at least 6 (six) months, it will be filed with the company 15 (fifteen) days before the first trade and will be sent immediately to the Investor Relations Officer.

                                        4.1.1.1.  In the pre-approved plan, the
                                                  interested party will indicate
                                                  approximately, how much
                                                  funding will be invested, or
                                                  the amount of the Company's
                                                  securities or any other
                                                  financial instrument linked to
                                                  the Company's securities to be
                                                  traded and will communicate
                                                  the department in charge of
                                                  corporate matters all the
                                                  trading performed for a period
                                                  of 5 (five) days after such
                                                  trade.

                                        4.1.1.2.  The department in charge of
                                                  corporate matters will
                                                  maintain a specific and
                                                  individualized control of all
                                                  pre-approved plans and will
                                                  advise the Investor Relations
                                                  Officer, based on the
                                                  information set forth in
                                                  section 4.1.1.1., of all cases
                                                  of non-compliance with the
                                                  pre-approved plans.

                                        4.1.1.3.  The pre-approved plans may not
                                                  be filed or changed while
                                                  there is material non-public
                                                  information available which is
                                                  in the possession of an
                                                  interested party.

                                        4.1.1.4.  The Investor Relations Officer
                                                  may deny to file the proposal
                                                  for a pre-approved trading
                                                  plan that contradicts the
                                                  POLICY or the present
                                                  legislation.

                              4.1.2.    The department in charge of corporate
                                        matters will communicate the
                                        pre-approved trading plans to BOVESPA
                                        and, if it is the case, to
                                        the CVM,  SEC,  NYSE or other stock
Duties of persons                       exchange or over-the-counter market
restricted from                         where the Company's securities trade.
trading
                    4.2. In addition to complying with the restrictions from trading, the persons restricted from trading (section 2.1) shall:

                              4.2.1. maintain confidentiality relating to material non-public information, do not use such information to obtain advantage for himself or herself or for others, in the securities market and also to make sure that his or her employees and third parties with a fiduciary relationship maintain the same confidentiality about material non-public information and do not use such information to obtain advantages;

                              4.2.2. use Itau Corretora de Valores S.A., exclusively, to execute trades on the securities covered by this POLICY.

5. Disclosure of Information relating to Trading Activities from Members of the Board of Directors

Purpose             5.1.      Executive Officers, members of the Board of
                              Directors, audit committee or any other committee or department having consulting or technical functions, created by law, will communicate the department in charge of corporate matters, which in turn, will communicate to the CVM, BOVESPA and, as the case may be, to the SEC and NYSE or any other stock exchange market or over-the-counter market where the Company's securities are traded, the amount, the features and the form which the Company's securities or the securities of the Company's controlled companies or companies part of the same group were acquired, as well as any change in their holding positions.

                              5.1.1. The communication will be performed in accordance with a holdings declaration, as set forth in Annex B, and should be performed as soon as the persons mentioned in section 5.1. take office, or until 10 (ten) days after the end of the month in which a change in holdings have occurred, indicating the balance of the positions.

                              5.1.2. All trading performed by the persons restricted from trading in section 5.1 shall be notified the department in charge of corporate matters, by the fifth day after the end of the month in which they occurred.

6. Disclosure of Information relating to the Acquisition and Divestiture of Interests and Trading Activities from Controlling entities and Shareholders

Purpose             6.1.      Any individual or legal entity, or group of
                              individuals or legal entities, acting together, or representing the same interests, who reach directly or indirectly an interest of 5% or more of a class of securities which represents the share capital of the Company, will send to the CVM, BOVESPA and, as the case may be, the SEC and the NYSE or any other stock exchange market or over-the-counter market where the Company's securities are traded, a declaration containing the information set forth in annex C of this POLICY.

                              6.1.1.    The same duties on disclosure of
                                        interests applies to an individual or a
                                        legal entity or a group of individuals
                                        or legal entities representing the same
                                        interest and holding an interest in the
                                        Company, above the interest set forth in
                                        section 6.1., every time that such
                                        interest increases by 5% of a class of
                                        securities which represent the share
                                        capital of the Company.

                              6.1.2. The duties set forth in sections 6.1. and 6.1.1. also extend to the acquisition of any rights to acquire the stock, subscription bonds, stock options and debentures convertible into stock.

                              6.1.3. The communication to the CVM and, as the case may be, to the BOVESPA, SEC, NYSE or any other stock exchange market or over-the-counter market where the Company's securities are traded will be performed immediately after reaching the interest level set forth in section 6.1.

                                        6.1.3.1.  The disclosure to the market
                                                  will be made through a
                                                  publication in a newspaper
                                                  usually used by the Company
                                                  and in the State Official
                                                  Gazette.

                              6.1.4. The persons mentioned in section 6.1. shall also provide information when the sale or liquidation of their securities positions reaches below the percentage set forth in section 6.1.

                              6.1.5. The direct and indirect controlling shareholders, and the shareholders who elect the members of the Board of Directors or Audit Committee will effect their communication by using the department in charge of corporate matters.

7. Compliance with the Policy

Form of compliance  7.1.      The persons restricted from trading in section 2.1
and designated                may comply with the POLICY though the signature of
compliance department         a declaration, as set forth in annex D, at the
                              time of their engagement in their jobs, election, promotion, transfer, where they will acknowledge the terms of the POLICY and that they have a duty to observe such terms.

                              7.1.1. The Committee will indicate to each Company's department, which positions will have to comply with the POLICY.

                              7.1.2.    The department responsible for an
                                        operation or transaction that may become material information will indicate any further employees and third parties who shall also be required to comply with the POLICY.

                              7.1.3. The compliances should take place after internal disclosure of the POLICY.

                              7.1.4. The department in charge of corporate matters will provide for the compliances by members who are elected or members by law and controlling shareholders.

                                        7.1.4.1.  The compliance by any other
                                                  person should be proposed by
                                                  the Compliance Officer and the
                                                  respective department where
                                                  the employees are located or
                                                  the department responsible for
                                                  the engagement of third
                                                  parties.

                              7.1.5. The compliances provided for in section
                                     7.1.4.1. will be immediately communicated the department in charge of corporate matters, which will maintain a central database of all the persons who are required to comply with this POLICY, and will be responsible to disseminate this database in case any authorities so request.

8. Violation of the Policy

Sanctions           8.1.      Non-compliance with the POLICY will result in
                              disciplinary penalties, in accordance with internal Company's rules and rules set forth in this section, notwithstanding administrative, civil and criminal penalties.

                              8.1.1. the Committee, together with the Audit and Internal Control department, will examine the violation cases, notwithstanding the following:

                                        a)        the persons restricted from
                                                  trading in section 2.1. "a"
                                                  will receive penalties in
                                                  accordance with the
                                                  deliberations of the Company's
                                                  Board of Directors, after
                                                  examination by the Committee;

                                        b)        the persons restricted from
                                                  trading in the later part of
                                                  section 2.1. "a", there is "or
                                                  any person that because of the
                                                  job, function or position
                                                  occupied knows the material
                                                  information" will receive
                                                  sanctions of warning,
                                                  suspension or dismissal for
                                                  just cause in accordance with
                                                  the gravity of the infraction;

                                        c)        any breach of the POLICY by
                                                  any of the persons restricted
                                                  from trading in section 2.1
                                                  "c" will be a default under
                                                  their agreement, and the
                                                  Company may terminate the
                                                  agreement without charge, and
                                                  demand payment of any fines
                                                  set forth under such
                                                  agreement, notwithstanding
                                                  damages.

                              8.1.2. The Committee shall inform the Board of Directors of all breaches of the POLICY.

                              8.1.3.    When a serious breach occurs, the
                                        Committee, notwithstanding its own
                                        examination, will forward the case to
                                        the Company's Ethics Committee.

Reporting the
violation           8.2.      Any person who complies with the POLICY and has
                              knowledge of its violation should immediately communicate the violation to the Committee.

CORPORATE POLICY AND PROCEDURE                                          ANNEX A
ON INSIDER TRADING - BANCO ITAU HOLDING
FINANCEIRA S.A.

                                  2003 CALENDAR

THE SCHEDULE BELOW SETS FORTH THE BLACKOUT PERIODS FOR TRADING THE COMPANY'S SECURITIES OR ANY OTHER FINANCIAL INSTRUMENT LINKED TO THE COMPANY'S SECURITIES OR THE SECURITIES OR INSTRUMENTS LINKED TO THE SECURITIES OF ITS CONTROLLING COMPANY, ITAUSA - INVESTIMENTOS ITAU S.A. OR ITS DIRECT OR INDIRECT CONTROLLED PUBLIC COMPANIES, AS A RESULT OF PERIODIC EVENTS (DFP, IAN, ITR)

===============================================================================
                                                             BLACKOUT TRADING
    COMPANIES                 PERIODIC EVENTS                    PERIODS
                                                             (Day.Month.Year)
-------------------------------------------------------------------------------

ITAUSA              Financial Statements/DFP 31.12.02  03.03.2003 to 19.03.2003
                    -----------------------------------------------------------
                    ITR - 1(0)Q/03                     28.04.2003 to 14.05.2003
                    -----------------------------------------------------------
                    IAN 2002                           13.05.2003 to 29.05.2003
                    -----------------------------------------------------------
                    ITR - 2(0)Q/03                     04.08.2003 to 20.08.2003
                    -----------------------------------------------------------
                    ITR - 3(0)Q/03                     27.10.2003 to 12.11.2003
-------------------------------------------------------------------------------
BANCO ITAU HOLDING
FINANCEIRA          Financial Statements/DFP 31.12.02  24.02.2003 to 12.03.2003
                    -----------------------------------------------------------
BANCO BANESTADO     ITR - 1(0)Q/03                     22.04.2003 to 07.05.2003
                    -----------------------------------------------------------
BANCO BEG           IAN 2002                           14.05.2003 to 30.05.2003
                    -----------------------------------------------------------
BANCO BEMGE         ITR - 2(0)Q/03                     21.07.2003 to 06.08.2003
                    -----------------------------------------------------------
INVESTIMENTOS BEMGE ITR - 3(0)Q/03                     20.10.2003 to 05.11.2003

ITAULEASING and

BFB LEASING
-------------------------------------------------------------------------------

CORPORATE POLICY AND PROCEDURE                                          ANNEX B
ON INSIDER TRADING - BANCO ITAU HOLDING
FINANCEIRA S.A.

                                 INDIVIDUAL FORM

          Trading by Mangement and Related Parties - Art. 11 - CVM Instruction n(0) 358/2002
In .....(month/year)

( ) the following trading with securities and derivatives took place in accordance with article 11 from the CVM Instruction n(0) 358/2002.(1)

( ) no trading with securities or derivatives took place in accordance with article 11 from the CVM Instruction n(0) 358/2002, and I hold the following securities and derivatives positions.



-----------------------------------------------------------------------------------------------------------------------
Name of the Company:
-----------------------------------------------------------------------------------------------------------------------
Name:                                                                               CPF/CNPJ:
-----------------------------------------------------------------------------------------------------------------------
Identification:
-----------------------------------------------------------------------------------------------------------------------
Initial Balance
-----------------------------------------------------------------------------------------------------------------------
 Securities/                     Securities' Features (2)                        Amount             % of interest
 Derivatives                                                                                 --------------------------
                                                                                                 Same          Total
                                                                                              Kind/Class
-----------------------------------------------------------------------------------------------------------------------
Monthly Transactions
-----------------------------------------------------------------------------------------------------------------------
 Securities/    Securities' Features  Intermediary   Transaction       Day       Amount        Price    Volume (R$) (3)
 Derivatives            (2)
-----------------------------------------------------------------------------------------------------------------------
                                                     Purchase
-----------------------------------------------------------------------------------------------------------------------
                                                     Total Purchase
-----------------------------------------------------------------------------------------------------------------------
                                                     Sale
-----------------------------------------------------------------------------------------------------------------------
                                                     Total Sale
-----------------------------------------------------------------------------------------------------------------------
Final Balance
-----------------------------------------------------------------------------------------------------------------------
 Securities/                     Securities' Features (2)                        Amount             % of interest
 Derivatives                                                                                  -------------------------
                                                                                              Same Kind/       Total
                                                                                                 Class
-----------------------------------------------------------------------------------------------------------------------



-----------------------------------------------------------------------------------------------------------------------
Name of the Controlling Company:
-----------------------------------------------------------------------------------------------------------------------
Name:                                                                               CPF/CNPJ:
-----------------------------------------------------------------------------------------------------------------------
Identification:
-----------------------------------------------------------------------------------------------------------------------
Initial Balance
-----------------------------------------------------------------------------------------------------------------------
 Securities/                     Securities' Features (2)                        Amount             % of interest
 Derivatives                                                                                 --------------------------
                                                                                                 Same          Total
                                                                                              Kind/Class
-----------------------------------------------------------------------------------------------------------------------
Monthly Transactions
-----------------------------------------------------------------------------------------------------------------------
 Securities/    Securities' Features  Intermediary   Transaction       Day       Amount        Price    Volume (R$) (3)
 Derivatives            (2)
-----------------------------------------------------------------------------------------------------------------------
                                                     Purchase
-----------------------------------------------------------------------------------------------------------------------
                                                     Total Purchase
-----------------------------------------------------------------------------------------------------------------------
                                                     Sale
-----------------------------------------------------------------------------------------------------------------------
                                                     Total Sale
-----------------------------------------------------------------------------------------------------------------------
Final Balance
-----------------------------------------------------------------------------------------------------------------------
 Securities/                     Securities' Features (2)                        Amount             % of interest
 Derivatives                                                                                  -------------------------
                                                                                              Same Kind/       Total
                                                                                                 Class
-----------------------------------------------------------------------------------------------------------------------

                                       12




-----------------------------------------------------------------------------------------------------------------------
Name of the Controlled Company:
-----------------------------------------------------------------------------------------------------------------------
Name:                                                                               CPF/CNPJ:
-----------------------------------------------------------------------------------------------------------------------
Identification:
-----------------------------------------------------------------------------------------------------------------------
Initial Balance
-----------------------------------------------------------------------------------------------------------------------
 Securities/                     Securities' Features (2)                        Amount             % of interest
 Derivatives                                                                                 --------------------------
                                                                                                 Same          Total
                                                                                              Kind/Class
-----------------------------------------------------------------------------------------------------------------------
Monthly Transactions
-----------------------------------------------------------------------------------------------------------------------
 Securities/    Securities' Features  Intermediary   Transaction       Day       Amount        Price    Volume (R$) (3)
 Derivatives            (2)
-----------------------------------------------------------------------------------------------------------------------
                                                     Purchase
-----------------------------------------------------------------------------------------------------------------------
                                                     Total Purchase
-----------------------------------------------------------------------------------------------------------------------
                                                     Sale
-----------------------------------------------------------------------------------------------------------------------
                                                     Total Sale
-----------------------------------------------------------------------------------------------------------------------
Final Balance
-----------------------------------------------------------------------------------------------------------------------
 Securities/                     Securities' Features (2)                        Amount             % of interest
 Derivatives                                                                                  -------------------------
                                                                                              Same Kind/       Total
                                                                                                 Class
-----------------------------------------------------------------------------------------------------------------------

(1) When filling out the form, please exclude the lines that do not contain information.

(2)       Issue/series, convertible, simple, terms, guarantees, kind/class, etc.

(3)       Amount versus price.

CORPORATE POLICY AND PROCEDURE ON INSIDER                               ANNEX C
TRADING - BANCO ITAU HOLDING
FINANCEIRA S.A.

                              D E C L A R A T I O N

          I, ..................(name, identification )..........................
being...............................(position) of BANCO ITAU HOLDING FINANCEIRA
S.A., hereby DECLARE, in compliance with Instruction n(0)358/02 of Comissao de
Valores Mobiliarios, that I ............... (purchased/sold stocks/other securities or rights over the stocks/other securities - specify kind or class as the case may be) issued by Banco Itau Holding Financeira S.A., and .............
(acquired/increased or decreased/liquidated)................ (5 or +) .........%
of my ................ (direct or indirect) interest in .......................
(stocks/other securities or any rights over the stocks/other securities)
................... part of the share capital of Banco Itau Holding Financeira
S.A., as described below:

I - Purpose of my interest and required amount:

................................................................................
................................................................................

II - Number of shares, subscription bonds, as well as rights to subscribe to stock and stock options, specified by kind and class, already directly or indirectly owned by me or by a related person:

................................................................................
................................................................................

III - Number of debentures convertible into shares, already directly or indirectly owned by me or by a related person (explain the amount of shares which is subject of a possible conversion, by kind and class):

................................................................................
................................................................................

IV - Indicate any agreement which relates to the exercise of a voting right or the purchase and sale of the Company's securities:

................................................................................
................................................................................

I hereby agree to immediately communicate the department in charge of corporate matters any changes in my positions which represent an increase or a decrease of 5% the total interest of the class.

                               Sao Paulo-SP [date]

                    .........................................
                                   [signature]

CORPORATE POLICY AND PROCEDURE ON INSIDER                               ANNEX D
TRADING - BANCO ITAU HOLDING
FINANCEIRA S.A.

                           COMPLIANCE DECLARATION FOR

                     CONTROLLING SHAREHOLDERS AND MANAGEMENT



......................[name,identification],............,[position].............
of Banco Itau Holding Financeira S.A. complies with the Corporate Policy and Procedure on Insider Trading of Banco Itau Holding Financeira S.A. (the "Policy"), and hereby receives a copy of such Policy; and acknowledges all its terms and is under a duty to observe such Policy thoroughly. [name] acknowledges that all the dates set forth in Annex A will be annually scheduled and that any penalties applied as a result of the breach of the Policy will be examined by the Company's Board of Directors.

                               Sao Paulo-SP [date]

                    .........................................
                                   [signature]

CORPORATE POLICY AND PROCEDURE ON INSIDER                               ANNEX D
TRADING - BANCO ITAU HOLDING
FINANCEIRA S.A.

                           COMPLIANCE DECLARATION FOR

                                    EMPLOYEES

...................[name,    identification]...................,      [position]
........................... of Banco Itau Holding Financeira S.A., complies with the Corporate Policy and Procedure on Insider Trading of Banco Itau Holding Financeira S.A. (the "Policy"), and hereby receives a copy of such Policy; and acknowledges all its terms and is under a duty to observe such Policy thoroughly. [name] also acknowledges that all the dates set forth in Annex A will be annually scheduled.

                               Sao Paulo-SP [date]

                    ........................................
                                   [signature]

CORPORATE POLICY AND PROCEDURE ON INSIDER                               ANNEX D
TRADING - BANCO ITAU HOLDING
FINANCEIRA S.A.

                           COMPLIANCE DECLARATION FOR

                                  THIRD PARTIES


...................[name, identification]................,[position]............
of Banco Itau Holding Financeira S.A., complies with the Corporate Policy and Procedure on Insider Trading of Banco Itau Holding Financeira S.A. (the "Policy"), and hereby receives a copy of such Policy; and acknowledges all its terms and is under a duty to observe such Policy thoroughly. [name] acknowledges that all the dates set forth in Annex A will be annually scheduled and that any breach of the Policy will be considered a default under the agreement, and the Company may, without any charge, terminate the agreement and demand for payment of any fines under the agreement, notwithstanding any damages.

                               Sao Paulo-SP [date]

                    ........................................
                                   [signature]